Exhibit 12.1 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2017 - 2013 (In millions except ratio amounts)

	52 Weeks	53 Weeks	52 Weeks
	2017	2016 (As Restated)	2015 (As Restated)	2014	2013

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$2,274	$1,345	$1,253	$1,374	$1,279

50% or less owned Affiliates' interests, net	—	—	—	—	—

Interest Expense	478	330	158	162	282

Interest portion of net rent expense	40	50	57	62	64

Earnings available for fixed charges	$2,792	$1,725	$1,468	$1,598	$1,625

Fixed Charges:

Interest Expense	$478	$330	$158	$164	$283
Interest portion of net rent expense	40	50	57	62	64

Total fixed charges	$518	$380	$215	$226	$347

Ratio of earnings to fixed charges	5.39	4.54	6.83	7.07	4.68